February 10, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated July 17, 2002 (Release Nos. 35-27551, 70-10060), the undersigned hereby notifies the Commission that Moody's Investors Service ("Moody's") downgraded the Senior Unsecured Debt of Progress Energy, Inc. ("Progress Energy") from Baa1 to Baa2 on February 7, 2003.

         Moody's report stated: "Moody's downgraded Progress Energy's Senior Unsecured Debt primarily due to the high level of debt at the holding company and the slower pace of deleveraging than originally anticipated." Moody's report noted that Progress Energy issued approximately $600 million of common stock in November 2002, which has reduced total debt to capital to approximately 61%. Moody's outlook on Progress Energy's debt is stable.



                                       Very truly yours,
                                       PROGRESS ENERGY, INC.



                                       By:
                                          --------------------------------------
                                          Thomas R. Sullivan
                                          Treasurer